EXHIBIT 12.3

       UNION OIL COMPANY OF CALIFORNIA AND CONSOLIDATED SUBSIDIARIES


             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                          For the Six Months
                                                             Ended June 30
                                                          ------------------
Dollars in millions                                           1995      1994
- -----------------------------------------------------------------------------
Earnings before cumulative effect of accounting change       $ 152     $ 122
accounting change
Provision for income taxes                                     104       108
                                                               ---       ---
Earnings subtotal                                              256       230

Fixed charges included in earnings:
Interest expense                                               146       141
Interest portion of rentals                                     25        28
                                                               ---       ---
Subtotal                                                       171       169

Earnings available before fixed charges                       $427      $399
                                                              ====      ====

Fixed charges:
Fixed charges included in earnings                           $ 171     $ 169
Capitalized interest                                            16        18
                                                             -----     -----
Total fixed charges                                          $ 187     $ 187
                                                             =====     =====
Ratio of earnings to fixed charges                             2.3       2.1
